UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                           FORM 12b-25
                   NOTIFICATION OF LATE FILING
                          (Check One):
[  ]      Form 10-K  [   ] Form 20-F  [   ] Form 11-K  [ X] Form10-Q
[    ] Form N-SAR [   ] for period ended:  July 2,1995.
[   ]     Transition Report on Form 10-K
[   ]     Transition Report on Form 20-F
[   ]     Transition Report on Form 11-K
[   ]     Transition Report on Form 10-Q
[   ]     Transition Report on Form N-SAR
     For the Transition Period Ended:



Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
     Full Name of Registrant:  Encore Computer Corporation
     Former Name if Applicable:
     Address of Principal Executive Office (Street and Number)
     6901 West Sunrise Boulevard
     Fort Lauderdale, Florida   33313

PART II -- RULES 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box
if appropriate)           [X]
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. It is expected that as of August 17, 1995, Encore Computer Corporation ("Company") and Gould Electronics Inc. ("Gould") will agree to cancel $55,000,000 of indebtedness owed to Gould by the Company under their revolving loan agreement in exchange for the issuance to Gould of 550,000 shares of the Company's Series G Convertible Preferred Stock ("Series G") with a liquidation preference of $55,000,000. In addition to the exchange of indebtedness for Series G, the Company and Gould will also agree, among other things, to amend and restate their loan agreement (the "Credit Agreement"). As amended, the Credit Agreement provides the Company with an additional uncommitted borrowing facility of up to $20,000,000. Because of the material effect of these transactions on the presentation of the Company's financial results for the period ending July 2, 1995 and the proximity of the closing with the filing date of Form 10-Q, the Company requires additional time to prepare its second quarter Form 10-Q report.

PART IV -- OTHER INFORMATION
      (1)   Name   and telephone number of person to contact  in
regard  to  this notification:
           Kenneth      Silverstein                   305 797-5651
          (Name)                         (Area Code) (Telephone Number)
     (2)  Have all other periodic reports required under Section
13  or 15(d)of the Securities Exchange Act of 1934 or Section 30
of  the  Investment Company Act of 1940 during the preceding  12 months  or  for  such  shorter period that  the  registrant  was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        [X] Yes     [ ] No
      (3)   Is  it  anticipated that any significant  change  in
results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements  to  be included in the subject report or portion thereof?
                                        [X] Yes     [ ] No
      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                   ENCORE COMPUTER CORPORATION
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 1995        By: KENNETH G. FISHER_
                                 Kenneth G.Fisher,
                                 Chairman of the Board
                                 Chief Executive Officer

                              By:KENNETH S. SILVERSTEIN
                                 Kenneth S. Silverstein,
                                 Corporate Controller
                                 Chief Accounting Officer

                ENCORE COMPUTER CORPORATION
           Attachment  per Instructions to Part IV(3)

Total net sales for the first three and six month periods of 1995 were $11,631,000 and $24,866,000 respectively compared to those for the first three and six month periods of 1994, of $22,336,000 and $41,825,000, respectively. For the three and six month period ending July 2, 1995 the net loss incurred was $35,311,000 and $54,493,000 respectively compared to the net loss for the same periods of 1994 of $10,949,000 and $19,853,000 respectively.

On   June  8,  1995,  Encore  announced  that  the  reseller
agreement between Encore and Amdahl for the sale of Encore's
Storage  Products  by  Amdahl  had  been  terminated.    The
Company's inventory levels and overhead costs were based  on a plan designed to meet accelerating sales commitments defined in the Amdahl Agreement. However, because of the termination of the Amdahl Agreement, product sales have fallen well short of expectations and all elements of the
Company's   results  of  operations  have   been   adversely
affected. Accordingly, during the second quarter of 1995, the Company recorded a charge to earnings in the amount
$19,241,000  related  to  the  termination  of  the   Amdahl
Agreement. This includes an $11,442,000 charge to cost of sales to reduce the inventory carrying amount to the estimated net realizable value as well as a $2,800,000 charge to cost of sales for uncollected Amdahl accounts receivable; a $4,499,000 non-recurring restructuring charge and a $500,000 charge to research and development to write down capitalized software projects in process.

In the second quarter lower selling, general and administrative expenses, lower interest expenses due to lower debt levels, and other expense improvements were
more than offset by lower   gross margins  due  in  part
to lower net sales, and increased research and development expenses incurred in connection with efforts to accelerate the completion of the Infinity Storage Product.

Total assets decreased significantly for the three month period ending July 2, 1995, compared to 1994 due principally to a decrease in inventory and accounts receivable resulting from the cancellation of the Amdahl Agreement and the over all decline in the Company's net sales. The decrease in total assets combined with lower accounts payable and capital spending contributed to a significant increase in cash used in operating activities and a decrease in cash used for investing activities for the three month period ended July 2, 1995 when compared to cash used in operating and investing activities for the same period in 1994.

As of July 2, 1995, the Company will report a capital deficiency of $29,234,000. However as discussed in Part III above, the Company and Gould expect to complete a significant refinancing as of August 17, 1995. As a result of this transaction, on a proforma basis assuming the transaction had been completed on July 2, 1995, the Company would have reported shareholders' equity of $28,966,000 rather than a capital deficiency.

                                      For the six month periods ended July 2,
                                                      1995 and July 3, 1994
                                                         Actual
                                          ______________(UNAUDITED)________
                                                  Proforma
(in thousands except per share data)                  1995   1995      1994
Net sales                                         $ 24,866  $ 24,866   $41,825
Net loss                                           (54,493)  (54,493) (19,853)
Net loss per share                                   (1.51)    (1.51)    (.64)
Total assets                                        74,630    74,630    84,487
Shareholders' equity/
(capital deficiency)                               $ 28,966  (29,234)   11,357